FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Messrs.,

Superintendencia del Mercado de Valores – SMV

Present. -

Reference:  Manifesto of the Board of Directors

Dear Sirs:

Pursuant to the provisions of the Regulation for Relevant Information Communications and Reserved Information, the Manifesto of the Board of Directors, which has been published in the main local newspapers, is set forth below.

Manifesto of the Graña y Montero Group’s Board of Directors

To all Peruvians,

Many fellow citizens wonder how a company like Graña y Montero could have been involved with a foreign company accused of corruption. Mainly because Graña y Montero is the most important Engineering and Construction company they know, and that their parents and grandparents know, because it has accompanied Peru’s development for nearly one hundred years, building its greatest public works and most emblematic buildings.

Although we do not have all the answers to this occurrence yet, the Board of Directors feels obliged to inform you that the Graña y Montero Group deeply regrets that you may feel the Company has disappointed you. The same feeling is addressed to the more than 28,000 employees, who have made the company the first Peruvian construction group, and who, every day, finish their work proud of contributing to the wellbeing and success of millions of families in the country.

The new Board of Directors, mostly composed of independent professionals, would like to communicate that in Graña y Montero we are strongly committed to transparency and integrity. With that in mind, we have made a first decision: to present the “Committed to the Future” Program, which will now be guiding all of our actions.

As we promptly announced to the market, and as a consequence of the current situation, we have launched an internal investigation, carried out by a renowned independent international company; this without prejudice to continue cooperating with the relevant authorities in the ongoing investigations.

“Committed to the Future” has already started and implies the following:

1.	We are creating an external Advisory Council led by renowned experts in the best practices of Good Corporate Governance.

2.
A new Risk, Compliance and Sustainability Committee has been created aimed to identify and neutralize the possible risks the Group may face, ensuring the faithful compliance of the most demanding Good Governance practices worldwide. This Committee is in charge of supervising the internal investigation, and shall report directly to the Board of Directors.

3.	We will strengthen the Anticorruption Programs training given to all employees, especially to the Directors and Officers, with the supervision of the most recognized international institutions.

4.	We are thoroughly reviewing our policies regarding all kinds of partnerships with other companies.

5.	We are strengthening our controls in the public bids with the Government.

6.	We are launching a new relationship policy with suppliers, clients and citizens to improve the thoroughness of our processes.

All the advances of these six initiatives will be constantly shared, since we feel obliged to keep you informed of their compliance.

In Graña y Montero, we are aware that any effort we make will not be enough to recover our good name and credibility. However, you can be sure that our Group is totally committed to rebuild trust among Peruvians and that it will remain being the great company that has made the country proud during many years.

Augusto Baertl M.
Chairman of the Board of Directors

Sincerely,

____________________

/s/ Claudia Drago Morante

Stock Market Representative

Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE

Name: Claudia Drago Morante

Title: Stock Market Representative

Date: May 10, 2017